Exhibit 99.2

PRESS RELEASE

GGIP in Iraq: TotalEnergies launches construction of an early gas treatment unit to stop flaring and supply power plants

Paris, January 10, 2025 - TotalEnergies (45%, operator) and its partners Basra Oil Company (30%) and QatarEnergy (25%) launched today the construction works of ArtawiGas25, a first processing facility for the associated gas from the Ratawi field, located in the Basra region.

This facility, which is part of the Gas Growth Integrated Project (GGIP), represents an investment of around USD 250 million and will process 50 million cubic feet per day (Mcf/d) of gas previously flared. The gas will supply local power plants, covering the demand of approximately 200,000 households in the Basra region.

Signed in September 2021, the GGIP project is a USD 10 billion multi-energy project designed to enhance the development of Iraq’s natural resources and improve the country’s electricity supply. The GGIP includes a large-scale gas processing plant, with a first phase of 300 Mcf/d that will recover gas being flared on three oil fields and supply gas to 1.5 GW of power generation capacity.

In anticipation of the start-up of this main gas processing facility, the ArtawiGas25 project will significantly reduce gas flaring at the Ratawi field as early as end 2025. The innovative modular design of ArtawiGas25 could also pave the way for potential replication across other Iraqi oil fields. ArtawiGas25 will create up to 160 direct and indirect jobs for Iraqi nationals during construction phase and 30 jobs during operation phase.

"We are very pleased to launch the ArtawiGas25 project: it will give the Iragi people a tangible insight into the benefits of the GGIP, which will provide more energy with less emissions. Through this project, TotalEnergies is demonstrating its capacity to deliver valuable and fast-track solutions in accordance with the government’s expectations and the country’s electricity needs. We look forward to the next GGIP milestones in the coming weeks with the start of construction of the 1 GW solar project”, said Julien Pouget, Senior Vice President Middle East & North Africa, Exploration & Production at TotalEnergies.

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About the Gas Growth Integrated Project in Iraq

In 2023, TotalEnergies launched the multi-energy Gas Growth Integrated Project (GGIP) in Iraq. The GGIP is designed to enhance the development of Iraq’s natural resources to improve the country’s electricity supply. This 4-in-1 project comprises the recovery of gas that is currently flared at three oil fields in southern Iraq to supply electric power plants, the redevelopment of the Ratawi oil field, the construction of a 1 GWac (1.25GWp) solar farm and of a seawater treatment plant.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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